Mail Stop 6010   April 24, 2008

Yukio Morikubo, Esquire
General Counsel, Vice President and Secretary
drugstore.com, Inc.
411 108th Avenue NE, Suite 1400
Belleview, Washington 98004

Re: drugstore.com, Inc.
        Preliminary proxy statement filed April 18, 2008
        File No. 0-12950

Dear Mr. Morikubo:

        We have completed our review of your preliminary proxy statement and related filings and have no further comments at this time.

                                                Sincerely,

                                                Jeffrey Riedler
                                                Assistant Director

cc: Drew G. Markham, Esq.
    Wilson Sonsini Goodrich & Rosati P.C.
    701 Fifth Avenue, Suite 5100
    Seattle, Washington 98104-2699